Thinh Q. Tran, CEO & Chairman

Mr. Tran's current primary role is with Vita Imaging, Inc.

Dates of Service: March 2019 – Present

Responsibilities: Overall management of all aspects of the Company.

Mr. Tran was the Founder, CEO, & Chairman of V-Silicon, a leader in the Smart TV market delivering best in class picture and audio quality. He was previously the Founder, Chairman, & CEO of Sigma Designs since its inception in 1982 which he built from a humble start-up into a two billion dollar publicly traded NASDAQ company making him one of the longest serving CEOs in the NASDAQ. Thinh also has extensive experience raising capital, exceeding M&A transactions, and providing guidance to many start-ups. Prior to Sigma Designs, Mr. Tran was employed by Amdahl Corporation and Trilogy Systems Corporation. Thinh holds a B.S.E.E. from the University of Wisconsin & M.S.E.E. from Stanford University.